UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

NOODLES & COMPANY

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

65540B105

(CUSIP Number)

David McPherson

Catterton-Noodles, LLC

c/o Catterton Management Company, L.L.C.

599 West Putnam Avenue

Greenwich, CT 06830

Chief Legal Officer

(203) 629-4901

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65540B105

1	Name of Reporting Persons. J. Michael Chu

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,092,853*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,092,853*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,092,853*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.1%**

14	Type of Reporting Person (See Instructions) IN

 *              Represents shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Noodles & Company (the “Issuer”) held of record by Catterton-Noodles, LLC, a Delaware limited liability company (“Catterton Noodles”), and Catterton Management Company, L.L.C (“Catterton Management”).  CP6 Management, L.L.C., a Delaware limited liability company (“CP6”), is the manager of Catterton Noodles.  The management of CP6 is controlled by a managing board.  J. Michael Chu is a member of the management board of CP6 and Catterton Management and as such could be deemed to share voting and dispositive control over the shares held of record by Catterton Noodles and Catterton Management and beneficially owned by Catterton Noodles and CP6.  Mr. Chu disclaims beneficial ownership of any shares of Class A Common Stock held of record or beneficially owned by Catterton Noodles or CP6.  See Item 2.

**          Based on 26,350,287 shares of Class A Common Stock outstanding as of February 24, 2017, plus 8,873,240 shares of Class A Common Stock issued to Mill Road on April 3, 2017 and 4,252,873 shares of Class A Common Stock issued on April 12, 2017 upon the conversion of the Issuer’s Series A Preferred Stock.

CUSIP No. 65540B105

1	Name of Reporting Persons. Scott A. Dahnke

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,092,853*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,092,853*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,092,853*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.1%**

14	Type of Reporting Person (See Instructions) IN

 *              Represents shares of Class A Common Stock held of record by Catterton Noodles and Catterton Management.  CP6 is the manager of Catterton Noodles.  The management of CP6 is controlled by a managing board.  Scott A. Dahnke is a member of the management board of CP6 and Catterton Management and as such could be deemed to share voting and dispositive control over the shares held of record by Catterton Noodles and Catterton Management and beneficially owned by Catterton Noodles and CP6.  Mr. Dahnke disclaims beneficial ownership of any shares of Class A Common Stock held of record or beneficially owned by Catterton Noodles, Catterton Management or CP6.  See Item 2.

**          Based on 26,350,287 shares of Class A Common Stock outstanding as of February 24, 2017, plus 8,873,240 shares of Class A Common Stock issued to Mill Road on April 3, 2017 and 4,252,873 shares of Class A Common Stock issued on April 12, 2017 upon the conversion of the Issuer’s Series A Preferred Stock.

CUSIP No. 65540B105

1	Name of Reporting Persons. CP6 Management, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,087,757*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,087,757*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,087,757*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.1%**

14	Type of Reporting Person (See Instructions) OO

 *              Represents shares of Class A Common Stock held of record by Catterton Noodles.  CP6 is the manager of Catterton Noodles.  See Item 2.

**          Based on 26,350,287 shares of Class A Common Stock outstanding as of February 24, 2017, plus 8,873,240 shares of Class A Common Stock issued to Mill Road on April 3, 2017 and 4,252,873 shares of Class A Common Stock issued on April 12, 2017 upon the conversion of the Issuer’s Series A Preferred Stock.

CUSIP No. 65540B105

1	Name of Reporting Persons. Catterton-Noodles, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,087,757*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,087,757*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,087,757*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.1%**

14	Type of Reporting Person (See Instructions) PN

 *              Represents shares of Class A Common Stock held of record by Catterton Noodles.  See Item 2.

**          Based on 26,350,287 shares of Class A Common Stock outstanding as of February 24, 2017, plus 8,873,240 shares of Class A Common Stock issued to Mill Road on April 3, 2017 and 4,252,873 shares of Class A Common Stock issued on April 12, 2017 upon the conversion of the Issuer’s Series A Preferred Stock.

EXPLANATORY NOTE

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the statement on Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on February 9, 2017 (as amended through the date hereof, the “Schedule 13D”).  The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1.  The Schedule 13D relates to shares of the Class A Common Stock of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a), (b)            On February 9, 2017, Catterton Noodles purchased 18,500 shares (the “Preferred Shares”) of the Issuer’s Class A Convertible Preferred Stock, par value $0.01 per share.  Effective April 12, 2017, all of the Preferred Shares converted into an aggregate of 4,252,873 shares of Class A Common Stock.  After the conversion, Catterton Noodles owned an aggregate of 11,087,757 shares of Class A Common Stock.  Catterton Noodles also owns warrants exercisable for the purchase of up to 1,913,793 shares of Class A Common Stock at a price per share of $4.35, which warrants become exercisable on August 9, 2017.

In addition, Mr. Chu and Mr. Dahnke may be deemed to beneficially own 5,096 shares of Class A Common Stock directly owned by Catterton Management Company, L.L.C., constituting half of Mr. Scott Dahnke’s and Mr. Andrew Taub’s annual compensation for serving as members of the Company’s board of directors, which Mr. Dahnke and Mr. Taub were legally obligated to direct to Catterton Management Company, L.L.C.

Based on 26,350,287 shares of Class A Common Stock outstanding as of February 24, 2017, plus 8,873,240 shares of Class A Common Stock issued to Mill Road on April 3, 2017 and 4,252,873 shares of Class A Common Stock issued on April 12, 2017 upon the conversion of the Issuer’s Series A Preferred Stock, the Reporting Persons beneficially owned shares of Class A Common Stock representing approximately 28.1% of the Issuer’s Class A Common Stock.

Each of the Reporting Persons may be deemed the beneficial owner of the Common Stock reported herein.  Each of the Reporting Persons may be deemed to have the shared power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Class A Common Stock reported herein.  Mr. Chu and Mr. Dahnke disclaim beneficial ownership of any shares of Class A Common Stock held of record or beneficially owned by Catterton Noodles, Catterton Management or CP6.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2017

J. Michael Chu

By:	/s/ J. Michael Chu

Scott A. Dahnke

By:	/s/ Scott A. Dahnke

CP6 Management, L.L.C.

By:	/s/ Scott A. Dahnke
	Name:	Scott A. Dahnke
	Title:	Authorized Person

Catterton—Noodles, LLC

By:	/s/ Scott A. Dahnke
	Name:	Scott A. Dahnke
	Title:	Authorized Person